February 8, 2007

Via Fax and Federal Express
---------------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0406

Attention:        Larry Spirgel, Assistant Director
                  Kyle Moffatt, Accountant Branch Chief
                  Michael Henderson, Staff Accountant

                  Re:      NetWolves Corporation
                           Form 10-KSB for Fiscal Year Ended June 30,2006 Filed October 17, 2006

                           Form 10-Q for Fiscal Quarter Ended September 30, 2006 Commission File No. 000-25831

Ladies and Gentlemen:

     Following are our responses, including supplemental information, to the comments of the Securities and Exchange Commission (the "SEC") set forth in its letter dated February 7, 2007 with respect to the above-referenced documents filed by NetWolves Corporation (the "Company" or "NetWolves"). Supplemental information provided to you in this letter is based upon information and/or documentation provided by the Company. The numbers of our responses parallel the numbers in your February 7, 2007 comment letter.

Form 10-KSB/A for the fiscal year ended June 30,2006
----------------------------------------------------

5 Identifiable Intangible Assets, page F-18
-------------------------------------------

Response
--------

Please be advised supplementally that the identifiable intangible asset that was purchased was an intangible asset that was acquired but not acquired in a business combination. The intangible asset purchased was a customer list consisting of customers to which telecommunication services were delivered. In determining that the contingency payment was assured beyond a reasonable doubt we applied the requirements of SFAS 142 Goodwill and Other Intangible Assets. This statement addresses how intangible assets that are acquired individually or with a group of other assets but not those acquired in a business combination should be accounted for in the financial statements upon their acquisition. The remaining provisions of this Statement applies to goodwill that an entity recognizes in accordance with SFAS 141 and to other intangible assets that an entity acquires, whether individually, with a group of other assets, or in a business combination.

Securities and Exchange Commission
February 8, 2007
Page - 2




SFAS 141 paragraph 26 says consideration that is issued or issuable at the expiration of the contingency period pending the outcome shall be disclosed but not recorded as a liability unless the outcome of the contingency is determinable beyond a reasonable doubt.

In determining that the targeted gross revenues were attainable beyond a reasonable doubt the company considered multiple factors. The following factors were considered:

     o Projections obtained from outside sources which showed the company attaining well in excess of the minimum required revenues for the foreseeable future,

     o A review of historical gross revenues, which showed that the company had been attaining revenues in excess of $2.5 million annually for several years, well in excess of targeted revenues of $2 million, and

     o    A review of customer contracts for validity

At the time of the transaction the company believed the targeted revenues were clearly attainable therefore making the contingent payment assured beyond a reasonable doubt. Therefore the purchase price, including the entire contingent liability was recorded as an intangible asset and recognized on the balance sheet at the date of acquisition as it was initially believed that the payment was assured beyond a reasonable doubt.

At October 1, 2005, one year after the acquisition and only after having audited the results, it was determined that gross annual revenues derived from the customer list totaled approximately $1.7 million and therefore did not reach the targeted annual revenue of $2 million as required by the purchase agreement. The reasons for this decrease, which were unforeseen when this contingent liability was recorded, was the loss of several customers and reduced usage by existing customers caused by the nationwide increase in the use of cell phones. Therefore the company no longer believed that the balance of the payments were assured beyond a reasonable doubt and accordingly, the Company recorded a decrease in the purchase price of the customer list in the amount of $800,000 and a corresponding decrease in notes payable as well as reversing previously recorded amortization and accrued interest.





                                        Very truly yours,


                                        /s/ David H. Lieberman

                                        Beckman, Lieberman & Barandes, LLP
                                        By: David H. Lieberman